Filed Pursuant to Rule 433

Registration Statement: No. 333-151351 and No. 333-175764

PRESS RELEASE	FOR IMMEDIATE RELEASE

December 6, 2011

Uruguay Announces Liability Management Transactions

Montevideo, Uruguay: Today, the Republic of Uruguay (“Uruguay”) announced a series of liability management transactions designed to further improve its external debt profile, including the issuance of a new global bond for cash, an exchange offer and a cash tender offer for certain of its outstanding debt securities, all as described below.

The issuance of new bonds for cash comprises an offering priced yesterday of 4.375% UI Global Bonds due 2028 (the “UI 2028 Global Bonds”), which will be used by Uruguay in part to fund the cash tender offer.

In addition, Uruguay has invited holders of its 5.00% UI Global Bonds due 2018 (the “UI 2018 Global Bonds”), subject to certain conditions, to tender such bonds in exchange for additional UI 2028 Global Bonds, which, if issued, will be consolidated, form a single series, and be fully fungible with Uruguay’s UI 2028 Global Bonds to be offered for cash (the “Exchange Offer”). The Exchange Offer is being made upon the terms and subject to the conditions described in the Exchange Offer document dated December 6, 2011. The aggregate outstanding principal amount of the UI 2018 Global Bonds is Ps.24,274,570,953 (equivalent to approximately U.S.$1.23 billion). Subject to proration, holders that validly tender UI 2018 Global Bonds will receive, in exchange for each Ps.100 in original principal amount of UI 2018 Global Bonds accepted for exchange, UI 2028 Global Bonds having a nominal principal amount equal to Ps.110.25, as adjusted for inflation and accrued interest. The aggregate principal amount of the UI 2028 Global Bonds to be issued by Uruguay (including UI 2028 Global Bonds offered for cash) will not exceed the equivalent of U.S.$2.0 billion. The Exchange Offer is subject to the consummation of the issuance of UI 2028 Global Bonds offered for cash.

Uruguay reserves the right, in its sole discretion, not to accept tenders for, or issue, for any reason, UI 2028 Global Bonds. Termination of the Exchange Offer does not affect the cash tender offer.

The Exchange Offer began today and will expire at 5:00 p.m., New York City time, on Friday, December 9, 2011, unless extended or earlier terminated by Uruguay at its sole discretion. The expected settlement date for the Exchange Offer and the issuance of the UI 2028 Global Bonds is Thursday, December 15, 2011.

Uruguay also has invited the holders of the bonds set forth in the tables below (the “Group A Bonds” and the “Group B Bonds”, which are collectively referred to herein as the “Bonds”), to tender their Bonds for cash (the “Cash Tender Offer”) upon the terms and subject to the conditions described in the Cash Tender Offer document dated December 6, 2011. The total price payable by Uruguay (excluding interest accrued and unpaid on the Bonds) for all Bonds accepted for purchase by Uruguay pursuant to the Cash Tender Offer, translated, in the case of Bonds denominated in Euros, to U.S. dollars using the mid-market spot rate for converting Euros into U.S. dollars as of 8:00 a.m., New York City time, on the day of the Expiration Deadline, according to the CM1 screen on Bloomberg (the “Aggregate Purchase Price”), will not exceed U.S.$1.0 billion.

The Cash Tender Offer will be conditioned upon, among others, the issuance and sale for cash of the UI 2028 Global Bonds priced yesterday. The Cash Tender Offer is not conditioned upon any minimum participation of any series of Bonds. Uruguay reserves the right, in its sole discretion, not to accept any or all offers and to terminate the Cash Tender Offer for any reason in its discretion. Uruguay will not accept any offers for Group B Bonds unless it has accepted all Group A Bonds validly tendered.

If the Aggregate Purchase Price to be paid for all Group A Bonds validly tendered and accepted by Uruguay exceeds U.S.$1.0 billion, Uruguay reserves the right, in its sole discretion, to select one or more series of Group A Bonds to be prorated on the basis of the same or different proration factors. Uruguay reserves the right, in its sole discretion, to select one or more series of Group B Bonds to be prorated on the basis of the same or different proration factors, and to select which series of Group B Bonds to accept. The aggregate outstanding principal amount of all Group A Bonds is equivalent to approximately U.S.$1.3 billion and of all Group B Bonds is approximately U.S.$4.8 billion. Each offer to tender any series of Bonds will be made as a separate, independent offer.

The price to be paid for Bonds tendered and accepted pursuant to the Cash Tender Offer (the “Purchase Price”) will be for each U.S.$1,000 or €1,000 of each series of Bonds the fixed purchase price indicated in the table below.

Group A Bonds	ISIN	CUSIP	Outstanding Principal Amount as of December 2, 2011		Purchase Price per U.S.$/€ 1,000 Principal Amount
USD Bonds
7.000% due April 2013	US917288AS14	917288AS1	U.S.$	39,002,479	U.S.$	1,085.00
7.875% due March 2014	US917288AT96	917288AT9	U.S.$	5,576,268	U.S.$	1,156.25
7.250% due May 2014	US917288AU69	917288AU6	U.S.$	17,047,578	U.S.$	1,146.25
7.500% due March 2015	US917288AZ56	917288AZ5	U.S.$	269,676,597	U.S.$	1,186.50
8.750% due June 2015	US917288AV43	917288AV4	U.S.$	20,470,469	U.S.$	1,235.00
7.625% due January 2017	US917288AX09	917288AX0	U.S.$	14,417,757	U.S.$	1,240.00
9.250% due May 2017	US760942AR33	760942AR3	U.S.$	457,400,000	U.S.$	1,337.50

EUR Bonds
7.000% due September 2012	XS0167136786	N/A		€8,404,706		€1,026.25	*
6.875% due January 2016	XS0225531432	N/A		€237,500,000		€1,140.00
7.000% due June 2019	XS0167137834	N/A		€83,994,904		€1,135.00

Group B Bonds	ISIN	CUSIP	Outstanding Principal Amount as of December 2, 2011		Purchase Price per U.S.$ 1,000 Principal Amount
8.000% due November 2022	US917288BC52	917288BC5	U.S.$	1,804,863,225	U.S.$	1,377.50
6.875% due September 2025	US760942AX01	760942AX0	U.S.$	500,000,000	U.S.$	1,308.00
7.875% due July 2027	US760942AE20	760942AE2	U.S.$	23,150,000	U.S.$	1,355.00
7.875% due January 2033	US917288BA96	917288BA9	U.S.$	1,128,231,766.50	U.S.$	1,392.50
7.625% due March 2036	US760942AS16	760942AS1	U.S.$	1,420,630,899	U.S.$	1,372.50

*	In the case of these bonds only, consideration to be calculated by reference to the amortization factor of 0.20.

Holders will also receive any accrued and unpaid interest on their Bonds up to (but excluding) the settlement date, which is expected to be Friday, December 16, 2011. Uruguay reserves the right to extend or early terminate the Cash Tender Offer.

The Cash Tender Offer began today and it will expire at 5:00 p.m., New York City time, on Friday, December 9, 2011, unless extended or earlier terminated by Uruguay at its sole discretion.

Holders of bonds subject to the Cash Tender Offer or Exchange Offer, or their custodians, may request a copy of the Cash Tender Offer document and Exchange Offer document from Bondholder Communications Group, LLC at 1-888-385-2663 (toll free number), 1-212-809-2663 (outside US), +44 20 7382 4580 (London), www.bondcom.com/rou. Contact: Rita Upton, Bondholder Communications Group. Source: Republic of Uruguay.

Uruguay has retained Citigroup and HSBC to act as Dealer Managers for the Cash Tender Offer and Exchange Offer. Questions regarding the Tender Offer or Exchange Offer may be directed to Citigroup at (800) 558-3745 (in the U.S.) or (212) 723-6108 (outside the U.S.), or HSBC at 888-HSBC-4LM (in the U.S.) or (212) 525-5552, (44) 20 7991-5874 (outside the U.S.).

This announcement is not an offer or a solicitation of offers to exchange or tender any securities. Any offer will be made solely by the documents referred to above. The distribution of materials relating to any offer, and the transactions contemplated by any offer, may be restricted by law in certain jurisdictions. If materials relating to any offer come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions. The materials relating to any offer does not constitute, and may not be used in connection with, an offer or solicitation in any place where such offers or solicitations are not permitted by law.

The following additional information of Uruguay and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/102385/000095012311063636/y91888e18vk.htm

http://www.sec.gov/Archives/edgar/data/102385/000095012311063636/y91888exv99wd.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342311000354/rou-18ka1_0722.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342311000354/rou18ka1-ex99e_0722.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342311000586/rou-18ka2_1202.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342311000586/rou18ka2-ex99e_1202.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342308000510/repofur-sba1_0619.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511195798/dsbmef.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511329610/d265523d424b3.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511329663/d265525dfwp.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511330378/d265525dfwp.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342311000590/repofuruguay-fwp_1205.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511331186/d212139d424b2.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering of securities to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup at (800) 558-3745 (in the U.S.) or (212) 723-6108 (outside the U.S.), or HSBC at 888-HSBC-4LM (in the U.S.) or (212) 525-5552, (44) 20 7991-5874 (outside the U.S.).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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